Correspondence

                          Capital Alliance Income Trust
                           100 Pine Street, Suite 2450
                         San Francisco, California 94111


December 3, 2007

Ms. Kristi Marrone
Division of Corporate Finance
100 F Street, N. E.
Washington, D. C.  20549
Mail Stop 4561


   RE: Capital Alliance Income Trust LTD., A Real Estate Investment Trust Form 10-KSB for the year ended December 31, 2006
            Form 10-QSB for the quarter ended March 31, 2007
            File No. 1-12941

Dear Ms. Marrone:

I have received your most recent comment letter dated October 30, 2007. The purpose of this correspondence is to correct the previously proposed footnote's reference to discontinued operations and to explain more thoroughly the proposed revisions of Capital Alliance Income Trust's statement of cash flows presented in the Company's correspondence dated October 16, 2007.

Below are the Securities and Exchange Commission's ("SEC") October 30, 2007 comments on the Company's letter dated October 16, 2007and the Company's
Response:

     Consolidated Statements of Cash Flows, page F-5
     -----------------------------------------------

          1. We note that the narrative of your proposed restatement footnote refers to the discontinuance of operations of CAFC, while in your response to comment 1 you maintain that CAFC does not qualify for discops treatment under SFAS 144. Please revise the terminology used in the narrative to avoid a contradiction to your accounting treatment. In addition, please explain more thoroughly the revisions to be made to your statement of cash flows, as well as your basis in GAAP for these revisions, as they are not clear from your proposed restatement narrative.

     Response 1:

          Upon review we agree that the restatement footnote could appear to contradict the Company's Response 1 dated October 4, 2007. Therefore, the updated proposed footnote follows:

Restatement

The Company has restated its consolidated statements of cash flows, as previously reported in its Form 10-KSB filed for the years ended December 31, 2006 and 2005. The consolidated statement of cash flows partially aggregated CAFC's investing activities as a discontinuance of operations. As a result of such error, the company has restated CAFC's aggregated balances into the appropriate line items within the operating, investing and financing cash flows under the appropriate guidance within SFAS 95.

The following is a reconciliation of the consolidated statements of cash flows as previously reported in the Company's Form 10-K as of and for the years ended December 31, 2006 and 2005, to the consolidated statements of cash flows as reported in the accompanying consolidated financial statements included in the Company's Form 10-KSB-A:

                                                                     "As Previously
                                                                       Reported"                 "As Restated"
                                                                      December 31,                December 31,
                                                                          2006      Adjustments       2006
                                                                       ----------    ----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES
      Sale of (investment in) marketable securities                        18,678                      18,678
      (Increase) decrease of investment in related party                    5,000                       5,000
      (Increase) decrease in origination costs                             59,246        25,823        85,069
      Discontinuance of operations of CAFC                                 25,823       (25,823)           --
      Increase (decrease) in warehousing facilities                    (4,842,646)                 (4,842,646)
      Increase (decrease) in warehousing facilities to related party     (950,000)                   (950,000)
      (Increase) decrease in net real estate owned                      1,733,350                   1,733,350
      Increase (decrease) in gross mortgage payable                      (962,127)                   (962,127)
      (Increase) decrease in gross mortgage notes receivable            9,321,677                   9,321,677
                                                                       ----------    ----------    ----------
        Net cash provided by investing activities                       4,409,001            --     4,409,001
                                                                       ----------    ----------    ----------



                                                                     "As Previously
                                                                       Reported"                 "As Restated"
                                                                      December 31,                December 31,
                                                                          2006      Adjustments       2006
                                                                       ----------    ----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES
      Sale of (investment in) marketable securities                       (17,853)                    (17,853)
      (Increase) decrease of investment in related party                   (5,000)                     (5,000)
      (Increase) decrease in origination costs                             59,999                      59,999
      Discontinuance of operations of CAFC                              2,459,653    (2,459,653)           --
      Increase (decrease) in warehousing facilities                     4,842,646                   4,842,646
      Increase (decrease) in warehousing facilities to related party      950,000                     950,000
      (Increase) decrease in net real estate owned                        652,535                     652,535
      Increase (decrease) in gross mortgage payable                      (551,922)   (2,521,650)   (3,073,572)
      (Increase) decrease in gross mortgage notes receivable           (8,378,900)    4,981,303    (3,397,597)
                                                                       ----------    ----------    ----------
        Net cash provided by investing activities                          11,158            --        11,158
                                                                       ----------    ----------    ----------

The following narrative is not part of the proposed footnote, but provides a more thorough explanation of each revision:

2006 Revision
-------------

Origination costs include the entire life cycle (acquisition through disposition) of mortgage banking loans. During 2006, CAIT incurred both investment loan origination costs and mortgage banking loan origination costs. Within the previously filed 2006 statement of cash flows, certain mortgage banking loan disposition expenses were reported as "Discontinuance of operations of CAFC". As we agree, the terminology of this line item (i.e. Discontinuance) could appear to contradict the SFAS 144 required accounting treatment as outlined in the Company's October 4, 2007 correspondence. Therefore, the proposed revision includes these costs as part of the Company's 2006 origination costs line item within the statement of cash flow consistent with SFAS 95.

The 2005 statement of cash flows allocates both investment loan and mortgage banking loan origination costs within origination costs and is consistent with the proposed 2006 revision.

2005 Revision
-------------

The 2005 statement of cash flows netted 2005's mortgage banking loan inventory activity within "Discontinuance of operations of CAFC". As previously noted, the terminology of this line item contradicts the SFAS 144 required accounting treatment as outlined in the Company's October 4, 2007 correspondence and the reporting is inconsistent with SFAS 95 reporting requirements. Therefore, the net balance of $2,459,653 is separated into its components of mortgage notes receivable ($4,981,303 as a source of cash) and mortgages payable ($2,521,650 as a use of cash) to report gross transaction activity consistent with SFAS 95.

Capital Alliance Income Trust acknowledges:

* the Company is responsible for the adequacy and accuracy of the disclosure in its filings,

* the Securities and Exchange Commission's staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any follow up questions that can be addressed over the phone 415-288-9595 or by e-mail (Rwrensen@caitreit.com), please contact me. Our facsimile number is 415-576-1810.

Sincerely,

/s/ Richard J. Wrensen
----------------------
Richard J. Wrensen
President and Chief Executive Officer
Capital Alliance Income Trust